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                          March 29, 2021

       Betsy Higgins
       Senior VP and CFO
       OGLETHORPE POWER CORP
       2100 East Exchange Place
       Tucker, Georgia 30084-5336

                                                        Re: OGLETHORPE POWER
CORP
                                                            Registration
Statement on Form S-4
                                                            Filed March 23,
2021
                                                            File No. 333-254613

       Dear Ms. Higgins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Herbert Short